Snipp Announces US$1.2MM Contract With New Brand Client in the Pet Care

Industry

WASHINGTON, Dec. 11, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has secured a contract worth up to US$1.2MM from a new brand within a leading CPG company (the “Customer”) for a 10-week national promotion that will run in the first quarter of 2019. The brand is part of a multinational Fortune 500 company and the leader in pet nutrition.

Over the course of the program the Customer will use the Company’s proprietary SnippCheck receipt processing technology to enable a cash back program based on customers who successfully submit their receipts for qualifying products.

“We are thrilled that we are signing consistently larger contracts and adding new names to our growing list of brand customers,” said Atul Sabharwal, CEO of Snipp. “Many of our core Fortune 500 corporate clients have multiple portfolios of brands, each with their own P&Ls that we have yet to access, but where we now have corporate-wide authority to showcase our programs. This contract is a perfect example of the natural evolution of our business cycle. It took us four years to get certification at the parent corporate brand, and we have only just begun to penetrate their roster of several thousand brands. Many of these brands are international, so success in a North American program can unlock significant market opportunities overseas. We are already seeing this effect in action, as we have begun discussions with the parent company of the brand in today’s announcement, to enable programs for 2019 in two of their forty-five European markets, with a goal of rolling out a Pan-European deployment over the next few years.”

Visit the Snipp website at www.snipp.com for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA on Deloitte’s 2018 Technology Fast 500™, for the third year in a row.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive

Jaisun Garcha

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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